UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

On December 4, 2024, Santech Holdings Limited (the “Company”) received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market Inc.’s (the "Nasdaq") notifying the Company that, while the Company has not regained compliance with the minimum bid price requirement (the “Minimum Bid Price Requirement”), Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until May 26, 2025, (the "Second Compliance Period") to regain compliance.

In order to be provided with a Second Compliance Period, the Company submitted an application to transfer the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer to the Nasdaq Capital Market was approved and became effective as of December 5, 2024.

If at any time during the Second Compliance Period, the closing bid price of the Company’s ordinary shares meet or exceed US$1.00 per American Depositary Share (“ADS”) for a minimum of ten consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

The Company intends to continue to actively monitor its compliance with the Minimum Bid Price Requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split and ADS ratio change, if necessary.

Exhibits

99.1	Press release dated December 5, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Director, Acting CEO

Date: December 5, 2024